Exhibit 4.24

*CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. REDACTED PORTIONS OF THIS EXHIBIT ARE MARKED BY AN *.

DATED AUGUST 12, 2002

(1) CELLTECH R & D LIMITED

And

(2) BIOCHEMIE GmbH

ANTIBODY FRAGMENTS CONTRACT MANUFACTURING

AGREEMENT

TABLE OF CONTENTS

1.	DEFINITIONS	4

2.	RESERVATION OF CAPACITY, FORECASTING AND ORDERING	9

3.	FEES AND *	10

4.	TRANSFER OF PRODUCT	11

5.	ANALYTICAL PHASE	12

6.	PILOT PHASE	14

7.	CONTRACT MANUFACTURE PHASE	15

8.	PRODUCT SPECIFICATION AND TECHNICAL AGREEMENT	19

9.	RAW MATERIALS	20

10.	DELIVERY	21

11.	RELEASE AND ACCEPTANCE	21

12.	PRODUCT RECALLS AND SAFETY	23

13.	NON-USE OF RESERVED CAPACITY	23

14.	PERSON-IN-PLANT; AUDITS AND INSPECTIONS	23

15.	INTELLECTUAL PROPERTY	25

16.	LIMITATION AND LIABILITY	26

17.	WARRANTIES AND INDEMNITIES	26

18.	INSURANCE	28

19.	CONFIDENTIALITY	29

20.	TERM AND TERMINATION	30

21.	CONSEQUENCE OF TERMINATION	31

22.	FORCE MAJEURE	32

23.	NOTICES	32

24.	ENTIRE AGREEMENT	33

25.	COSTS	33

26	MISCELLANEOUS PROVISIONS	34

27.	GOVERNING LAW AND JURISDICTION	35

SCHEDULE 1		37

SCHEDULE 2		38

SCHEDULE 3		40

SCHEDULE 4		41

SCHEDULE 5		54

SCHEDULE 6		57

ANTIBODY FRAGMENTS CONTRACT MANUFACTURING

AGREEMENT

THIS AGREEMENT is made on                     , 2002

BETWEEN:

(1)	Celltech R&D Limited 208 Bath Road, Slough, Berkshire SL1 3WE (“Celltech”), and

(2)	Biochemie GmbH, whose principal office is at Biochemiestrasse 10, A6250 Kundl, Austria (“Biochemie”);

WHEREAS:

(A)	Biochemie carries on the business of, inter alia, bulk manufacture of pharmaceutical products, and

(B)	Celltech wishes Biochemie to reserve specific capacity for Celltech’s use and to manufacture Products (as defined below) and Biochemie is willing to reserve specific capacity and manufacture Products on the terms and conditions set out in this Agreement;

IT IS AGREED as follows:

1.	DEFINITIONS

(1)	In this Agreement:

“Affiliates” means, with respect to either party to this Agreement, any company, partnership or other entity that directly or indirectly controls, is controlled by or is under common control with such party. For the purpose of this definition, “control” means direct or indirect beneficial ownership or voting control of at least fifty percent (50%) of the issued share capital in such company, partnership or other entity.

“Analytical Phase” means the period of time during which Biochemie will conduct the analytical tests as set out in Clause 5.

“Analytical Phase Fee” has the meaning as set forth in Schedule 1.

“Analytical Phase Protocol” means the protocol describing (a) the analytical tests to be conducted by Biochemie during the Analytical Phase and (b) the expected duration of the Analytical Phase, which are to be agreed upon in writing by the parties before commencement of the Analytical Phase.

“Bankruptcy” has the meaning as set forth in Clause 20(2)(b).

“Batch” means uniquely identified or identifiable quantity of Product that has been Processed in one process or series of processes to the extent that such quantity could be expected to be homogeneous.

“Biochemie Improvements” means all improvements, Modifications or adaptations to the Process made by Biochemie, whether or not patentable, other than upon development and initiative of Celltech and resulting in an improvement *

“BLA” means a Biologics License Application, or the comparable application required by the European Union, filed for Product by Celltech with the U.S. FDA (or E.U. equivalent) and all subsequent submissions, supplements or amendments related thereto.

“* Capacity Fee” has the meaning as set forth in Schedule 1.

“* Capacity Fee” has the meaning as set forth in Schedule 1.

“Certificate of Analysis” means a document signed by an authorized employee of Biochemie stating and confirming that Product to which such document refers has been Manufactured in accordance with this Agreement, including Product Specifications and cGMP.

“cGMP” means, as relevant to Product, the current principles and guidelines of good manufacturing practice and general biologics products standards as contained in (a) the United States’ current Good Manufacturing Practices pursuant to the U.S. Federal Food, Drug, and Cosmetic Act, as amended (21 U.S.C. Sect. 301 et seq.), and pursuant to relevant regulations found in Title 21 of the U.S. Code of Federal Regulations (including Parts 210, 211, 600 and 611), (b) Directive 91/356/EEC (medicinal products for human use) as such principles and guidelines are interpreted and expanded in “The Rules Governing Medicinal Products in the European Community, Volume IV, Good Manufacturing Practice for Medicinal Products” and ICH Guide 7a, (c) Directive 2001/20/EEC (approximation of the laws, regulations and administrative provisions of the Member States relating to the implementation of good clinical practice in the conduct of clinical trials on medicinal products for human use, and any comparable laws, rules or regulations of any agreed-upon foreign jurisdiction, as each may be amended from time to time. The cGMP responsibilities of both parties are set out in Schedule 4.

“CMC” means the Chemistry, Manufacturing, and Controls content of regulatory applications including all INDs and BLAs (and amendments thereto) filed by Celltech.

“Conjugate” means any compound, including without limitation PEG, which is conjugated to an antibody fragment to form a Product to be set out in the Process Transfer Information.

“Contract Manufacture” means Manufacture of Product during the period of time after completion of the Pilot Phase through the termination of this Agreement, as further described in Clause 7.

“Effective Date” means the date of this Agreement.

“Engineering” means, as relevant to the Batch, that such Batch is not necessarily manufactured according to cGMP and any resulting Product may not meet Product Specifications.

“Fees” mean collectively the Project Management Fee, Analytical Phase Fee, Pilot Phase Fee, * Capacity Fee and *Capacity Fee as listed in Schedule 1.

“Excess Orders” has the meaning as set forth in Clause 2(5).

“IND” means an Investigational New Drug Application.

“Information” means any information, technology, know-how, data or commercial information of a proprietary or confidential nature, including without limitation Process Transfer Information and price data disclosed pursuant to or in connection with this Agreement or as a consequence of it, whether orally or in writing.

“Intellectual Property” means (i) copyrights, patent rights, know-how, Information, database rights, and rights in trade marks and designs (whether registered or unregistered); (ii) applications for registration, and the right to apply for registration, for any of the same, (iii) Supplementary Protection Certificate and iv) all other intellectual property rights and equivalent or similar forms of protection existing anywhere in the world.

“Manufacture” means the production of Product in bulk from the Raw Materials using the Process and shall, where relevant, include manufacturing, formulating, assembling, packaging, storing, handling, testing and quality control, and “Manufactured” and “Manufacturing” shall be interpreted accordingly.

“Manufacturing Records” means all documents relating to the Manufacture of a Batch, including manufacturing instructions, deviations, test results, out of specification results, investigations, bills of materials and certificates of analysis.

“Modification” means any modification, addition, improvement, adaptation or variation in the Process from the written procedures as agreed to by the parties that (i) impacts the regulatory commitments for Product, (ii) may require revalidation, (iii) may affect the quality, purity, identity, stability or strength of Product, or (iv) would necessarily result in changing, altering or modifying Product Specifications, test methods, sampling procedures or drug master file relating to Product

“PEG” means polyethyleneglycol, including but not limited to the following compounds: *

“Pilot Batches” means a consistent series of * Batches at *, unless the parties otherwise agree on a greater number of Batches.

“Pilot Phase” means the period of time during which Biochemie will implement the Process in its facilities and conduct the pilot Manufacture of the Pilot Batches.

“Pilot Phase Fee” has the meaning as set forth in Schedule 1.

“Pilot Phase Protocol” means the protocol describing (a) the activities to be conducted by Biochemie during the Pilot Phase and (b) the expected duration of the Pilot Phase, which are to be agreed upon in writing by the parties before commencement of the Pilot Phase.

“Process” means the series of methods and techniques as provided by Celltech by which Product is Manufactured, as defined in the Manufacturing Records and Process Transfer Information, and “Processed” and “Processing” shall be interpreted accordingly. The Process is generally characterized by the process flow diagram attributes as set out in Schedule 3.

“Process Transfer Information” means all relevant know-how, registration data, experience, instructions, standards, methods, test and trial results, manufacturing processes, hazard assessments, quality control standards, formulae, specifications, storage data, samples, drawings, designs, validation reports of analytical methods and all other relevant information relating to Product, the Process, Manufacture or storage of Product, as set out in Schedule 5.

“Process Transfer Materials” means all relevant cell banks, reference standards and antibody reagents to be provided by Celltech to Biochemie for the Analytical Phase and Pilot Phase, as listed in Schedule 5.

“Product(s)” means *derived from *and typically i) manufactured in accordance with the Process Flow Diagram in Schedule 3 and ii) tested in accordance with Product Testing Requirements in Schedule 2

“Product Launch” means * after first commercial sale of Product to * after Regulatory Approval is issued.

“Product Specifications” means the specification for each Product to be agreed upon a Product by Product basis in accordance with

Clause 8 and to be based upon Product Testing Requirements in Schedule 2.

“Project Management Fee” has the meaning as set forth in Schedule 1.

“Raw Materials” means the raw materials to be listed on a Product by Product basis            , which are required by Biochemie to conduct the Manufacture, as amended in writing by the parties from time to time as part of Product Transfer Information

“Regulatory Approval” means any product license, marketing authorization or clinical trials certificate issued by the relevant Regulatory Authority and in terms permitting, as appropriate, the importation, distribution, sale, marketing or use of Product and for the avoidance of doubt shall not include any authority to perform “special” manufacturing or dispensing services pursuant to any order made under the Medicines Act 1968, which authority is commonly referred to as a “specials licence”.

“Regulatory Authority” means the European Medicines Evaluation Agency (“EMEA”) or the U.S. Food and Drug Administration (“FDA”) or any equivalent competent governmental regulatory body in any non-U.S. jurisdiction in which Product is being marketed, distributed or used.

“Released” means the mechanism by which Biochemie states that Product was Manufactured in accordance with this Agreement, including cGMP, and conforms with Product Specifications based on the results of all Product tests listed on Schedule 2. Release is demonstrated by issue of a Certificate of Analysis by Biochemie.

“Reserved Capacity” means collectively Reserved * Capacity and Reserved *Capacity.

“Reserved * Capacity” means * operational weeks per calendar year * as agreed by the parties) in Biochemie’s * recombinant protein manufacture plant in Kundl, Austria.

“Reserved * Capacity” means *operational weeks per calendar year *as agreed by the parties) in Biochemie’s * recombinant protein manufacture plant in Kundl, Austria.

“Reserved * Capacity” means *operational weeks per calendar year * as agreed by the parties) in Biochemie’s *recombinant protein manufacture plant in Kundl, Austria, *

“Territory” means the world.

“w.v.” means working volume scale.

(2)	Words importing the singular shall include the plural and vice versa. Words denoting persons shall include bodies corporate and unincorporated associations of persons and vice versa.

(3)	Clauses 1(1) and 1(2) apply unless the contrary intention expressly appears elsewhere in this Agreement.

(4)	Any reference, express or implied, to any law includes references to

(a)	that law as amended, extended or applied by or under any other law (before or after the signature of this Agreement) and

(b)	any subordinate legislation made (before or after the signature of this Agreement) under that law, as amended, extended or applied as described in Clause 1(4)(a).

(5)	The headings in this Agreement are for convenience of reference only and do not affect the interpretation or scope of this Agreement or any provision herein.

(6)	Wherever any provision of this Agreement uses the term “including” (or “includes”), such term shall be deemed to mean “including, without limitation” and “including, but not limited to” (or “includes, without limitation” and “includes, but is not limited to”) regardless of whether the words “without limitation” or “but not limited to” actually follow the term “including” (or “includes”).

(7)	The Schedules attached hereto are an integral part of this Agreement and are incorporated herein by reference.

2.	RESERVATION OF CAPACITY, FORECASTING AND ORDERING

(1)	Subject to Clauses 2(2) and 2(6), starting from * and for the remaining term of this Agreement Celltech hereby reserves, and Biochemie confirms the reservation of the Reserved Capacity, and this shall constitute a binding commitment for both parties.*.

(2)	Celltech’s reservation of the Reserved Capacity shall be conditional upon such capacity being operational and capable of operating the Processes (as confirmed by Celltech audit) at the time that Manufacture is scheduled to commence pursuant to Clause 2(4) below. In the event that the relevant Reserved Capacity is not so operational and capable, then Celltech shall have no liability to Biochemie for the Capacity Fees applicable while the relevant Reserved Capacity is not so operational and capable.

(3)	Subject to completion of Analytical Phase and Pilot Phase for a specific Product Biochemie shall Manufacture such Product (as designated by Celltech by * of the previous year) in the Reserved Capacity.

(4)	Celltech shall provide Biochemie with its requirements for Product and its preferred timing of Reserved Capacity for the subsequent calendar year as follows: * Within * of receipt of such request, Biochemie shall provide Celltech with Manufacturing dates and shall, depending on Biochemie’s available capacity, accommodate as closely as possible Celltech’s timing preferences within the relevant *

(5)	In the event Celltech requests Product from Biochemie in excess of the Reserved Capacity (“Excess Orders”), Biochemie shall use its reasonable commercial efforts to accommodate such Excess Orders and to offer Celltech reasonable commercial terms in order to meet Celltech’s requirements for Product. Biochemie shall inform Celltech whether it will fulfill Excess Orders within * of receiving the request so as to permit Celltech to manage its inventory of Product and respond to market demand.

(6)	Biochemie shall have the right to reduce or cancel such Reserved Capacity

*

(7)	The parties hereby confirm that they will negotiate in good faith between them within a *months period after Biochemie’s investment approval to be notified to Celltech without unreasonable delay for the reservation by Celltech of the Reserved * Capacity, taking into consideration that the Reserved *Capacity will be subject to *.

However, the parties acknowledge that Biochemie is *

3.	FEES AND *

(1)	The Fees to be paid by Celltech under this Agreement are set forth in Schedule 1. The Fees and other rates as listed in this Agreement may be increased to be effective on January 1 of each year to provide for inflation. Such increases shall be based on the change of the * The basis for the first adaptation shall be * Biochemie shall provide notice to Celltech of each increase as soon as possible after publication of the relevant index details.

(2)

The Fees and other rates as listed in this Agreement shall be free of VAT, which shall be added if required by law. Payment shall be made without any deduction or discount and free and clear of and without deduction of taxes, duties, customs duties, fees (including banking fees) and other deduction required by any competent authority. Withholding taxes shall be fully absorbed by the paying party to the extent credit is not allowed against creditor’s income tax liability (Double Taxation Treaty missing).

(3)	If due to the specific attributes of a Product, Celltech and/or a Regulatory Authority (because of an inspection of Biochemie’s facilities or otherwise) require a change in the Process or Manufacture or to Product Specifications that affects the cost of Manufacturing Product, then upon written notification by either party to the other, Biochemie and Celltech will meet to discuss (a) any change to the Fees * (b) the date upon which such Fee increase will take effect, and (c) any other consequences arising from such change.

(4)	Except in relation to the Project Management Fee, Analytical Phase Fee and Pilot Phase Fee as provided in Schedule 1, invoices will be submitted to Celltech on Release by Biochemie of each Batch of Product or, in the event of no manufacture, * Celltech will pay to Biochemie the full invoice price to the bank account designated by Biochemie within * after the date of receipt of the invoice, provided that such payment shall not prejudice Celltech’s right to analyze each Batch in accordance with Clause 11 and to claim replacement quantities.

(5)	Biochemie shall maintain accurate and complete accounting records specifically relating to the Manufacture of Product under this Agreement, in accordance with generally accepted accounting principles and practices consistently applied. To the extent such records may be relevant, in Celltech’s reasonable opinion, determining whether Biochemie is complying with its obligations under this Agreement, Celltech may appoint an independent international public accounting firm reasonably acceptable to Biochemie to audit such records during Biochemie’s normal working hours subject to providing five (5) days written notice of such audit to Biochemie. For this purpose, Biochemie shall retain such records for a period of 7 years from the date of payment of each invoice by Celltech.

(6)	Subject to the terms of the Agreement and taking into consideration Biochemie’s longterm obligation regarding Reserved Capacity, Celltech upon signature of this Agreement shall provide to Biochemie *

(7)	In the event that a change is required pursuant to Clause 3(3) which is specific to a Product and which *

*

4.	TRANSFER OF PRODUCT

(1)	Starting * Biochemie is willing to transfer to its facilities up to * different Products per calendar year and to implement the

Process in an Analytical Phase and Pilot Phase for each specific Product as described in Clauses 5 and 6.

Biochemie may refuse to transfer specific Products in the event

i)	the manufacture of such Products result in an increase of health/safety/environment risk potential in comparison to * and raw material input and such increase cannot be resolved to both parties’ satisfaction.

ii)	Celltech notifies Biochemie in writing of any third party patent rights which may be asserted by the patentee to be valid and infringed by the manufacture of such Product by Biochemie under this Agreement

(2)	By no later than * of each calendar year and regarding its requirements for * by * , Celltech shall provide Biochemie with its requirements for Analytical Phase and Pilot Phase capacity for up to * Products, which shall either be existing Products which are or have been Manufactured by Biochemie or new Products, for the subsequent calendar year. Upon receipt of such request, Biochemie shall provide Celltech with a time schedule and, depending on Biochemie’s available capacity, accommodating as close as possible Celltech’ preferred dates and delivery schedule. Such time schedule shall be binding for both parties. Biochemie shall be under no obligation to provide capacity for more than * Products and/or more than * weeks of capacity for each of the Analytical and Pilot Phases in each calendar year.

(3)	Celltech may at any time, but subject to Clauses 5(1) and 6(1) below, notify Biochemie of a change of utilisation of the reserved Analytical Phase and Pilot Phase Capacity. Such change shall not result in more than * Products being required in any calendar year. *

(4)	Biochemie shall efficiently use its equipment on basis of the Process Flow Diagram in Schedule 3.

(5)	In order to cover Biochemie’s project management and administration cost incidental to the negotiation and preparation of transfer of a Product, Celltech shall pay upon initiation of the Analytical Phase of each Product the Project Management Fee.

5.	ANALYTICAL PHASE

(1)	Not later than * weeks in advance of commencing the Analytical Phase for a Product, Celltech shall supply and transfer to Biochemie all Process Transfer Information that is reasonably required for Biochemie to conduct the Analytical Phase and a list of Raw Materials.

(2)	Celltech will provide such technical assistance as may reasonably be required to enable the effective transfer of the Process Transfer Information, including but not limited to demonstration of the Process and the analytical methods in Celltech’s or Celltech’s subcontractors’ facilities.

(3)	Subject to prior agreement by the parties of the Analytical Phase Protocol, Biochemie shall carry out testing of the Process Transfer Information (analytical methods) in accordance with the Analytical Phase Protocol. Biochemie will perform all such activities at its facilities located in Austria, but it may subcontract tests to third party laboratories which Biochemie will propose. Celltech will not unreasonably withhold approval of such laboratories.

(4)	If during the Analytical Phase the parties identify an unforeseeable technical problem which prevents Biochemie from conducting analytical tests pursuant to the Analytical Phase Protocol, then the following procedure shall apply:

(a)	Biochemie may request further reasonable technical assistance from Celltech.

(b)	Biochemie shall use its best endeavours to resolve the problem to both parties satisfaction and Celltech shall be entitled to have a representative present at the Biochemie site and to fully participate in solving such problem to ensure that this provision is satisfied.

(c)	The additional cost of resolving the problem shall be borne by the party who is responsible for the problem, as mutually agreed by the parties, and if both parties are responsible then the cost shall be borne by both parties proportionally to the level of their respective fault.

(d)	If the parties are unable to resolve the problem in the manner described in sub-Clause (4)(b) within * of identification thereof, unless the parties are progressing to a mutually agreeable resolution of the problem, then either party may terminate its efforts for such specific Product.

(5)	Upon completion of the Analytical Phase, Biochemie shall provide a written report (in the English language in a form suitable for submission to the FDA or EMEA) to Celltech confirming in reasonable detail that the agreed targets as set out in the Analytical Phase Protocol have been reached, together with an invoice for the Analytical Phase Fee. The parties will then commence the Pilot Phase; provided, however, that in Celltech’s reasonable discretion and at Celltech’s expense and risk, the parties may commence the Pilot Phase prior to completing the Analytical Phase.

(6)	In the event of cancellation of an Analytical Phase later than * months prior to commencement date or termination pursuant to sub-Clause (4)(d) above, Celltech shall pay to Biochemie * Any Raw Materials purchased by Biochemie and paid for by Celltech pursuant to this Clause will, at Celltech’s option and expense, be shipped by Biochemie to Celltech or Celltech’s designated representative.

6.	PILOT PHASE

(1)	Not later than * weeks in advance of commencing the Pilot Phase for a Product, Celltech shall supply and transfer to Biochemie all remaining Process Transfer Information that is reasonably required for Biochemie to Manufacture and deliver Product.

(2)	Upon completion of the Analytical Phase (unless otherwise determined by Celltech as stated in Clause 5(5) and subject to prior agreement by the parties of the Pilot Phase Protocol, Biochemie shall implement the Process in its facilities and Manufacture the Pilot Batches of Product, although not necessarily in compliance with Product Specifications, for the purpose of qualifying the Process. Biochemie will conduct all such activities only at its facilities located in Austria. The Pilot Phase shall run for an estimated period of * weeks, with the actual number of total weeks to be agreed upon by Celltech and Biochemie based on the results of the Pilot Phase. The parties acknowledge that Biochemie’s ability to conduct the Pilot Phase in accordance with this timetable is dependant on timely delivery (not later than * weeks in advance of commencing the Pilot Phase) by Celltech of agreed-upon Process Transfer Information and timely completion by Biochemie of the Analytical Phase. The parties agree to use their best endeavours to ensure that the timelines for the Analytical and Pilot Phases are met.

(3)	If during the Pilot Phase the parties identify an unforeseeable technical problem which prevents Biochemie from Manufacturing the Pilot Phase Batches, then the following procedure shall apply:

(a)	Biochemie may request further reasonable technical assistance from Celltech.

(b)	Biochemie shall use its best endeavors to resolve the problem to both parties’ satisfaction and Celltech shall be entitled to have a representative present at the Biochemie site and to fully participate in solving such problem to ensure that this provision is satisfied.

(c)

Save as provided in sub-Clause (3)(d) below, the additional cost of resolving the problem shall be borne by the party who is responsible for the problem, as mutually agreed by the parties, and if both parties are responsible then the cost shall be borne by both parties proportionally to the level of their respective fault.

(d)	If Pilot Phase was started before completion of the Analytical Phase at the direction of Celltech and the problem is a direct consequence of non-completion of the Analytical Phase, then the additional cost of resolving the problem shall be borne *

(e)	If the parties are unable to resolve the problem in the manner described above within a minimum of * of identification thereof, unless the parties are progressing to a mutually agreeable resolution of the problem, then either party may terminate its efforts for such specific Product.

(4)	Upon completion of the Pilot Phase, Biochemie shall issue an invoice for the Pilot Phase Fee and shall provide a written draft report (in the English language and in a form suitable for submission to the FDA and the EMEA according to formats to be supplied by Celltech before the beginning of Pilot Phase) to Celltech confirming in reasonable detail that Manufacture of the Pilot Batches has been satisfactorily completed.

(5)	In the event of cancellation of a Pilot Phase later than * months prior to commencement date or termination pursuant to sub-Clause (3)(e)above, Celltech shall pay to Biochemie * Any Raw Materials purchased by Biochemie and paid for by Celltech pursuant to this Clause will, at Celltech’s option and expense, be shipped by Biochemie to Celltech or Celltech’s designated representative.

7.	CONTRACT MANUFACTURE PHASE

(1)	Subject to completion of the Pilot Phase and to Clause 7(2), Biochemie shall have * to Manufacture Product for Celltech, Celltech’s Affiliates and Celltech’s licensees * During the period of this Agreement, Biochemie will Manufacture Product for Celltech, Celltech’s Affiliates and Celltech’s licensees in accordance with this Agreement. Biochemie will conduct all Manufacturing activities only in its manufacturing facilities located in Austria.

(2)	*, and on a Product by Product basis, Celltech may establish and qualify alternative cGMP compliant manufacturing sources for manufacture of such Product, but any such alternative manufacturing sources may only undertake commercial manufacture of such Product in any of the following circumstances:

(a)	*

(b)	*

(c)	*

(d)	*

(e)	*

(3)	Biochemie covenants that:

(a)	It has and will maintain during the term of this Agreement, a manufacturer’s license in Austria.

(b)	It will Manufacture Product in accordance with this Agreement, including utilizing the Process and complying with cGMP and Product Specifications except for the first three Engineering Batches each upon scale up to *, * .and if agreed upon separately to *

(c)	Any Raw Materials employed by Biochemie in the Manufacture and not supplied by or on behalf of Celltech will at the time of use conform to the requirements stated in Clause 9(2).

(d)	It will not implement any Modification to the Process without Celltech’s prior written approval of such change.

(e)	It will, upon written request and at the cost of Celltech, supply Celltech with reasonable quantities of in Process and Product samples of Product Manufactured by it, provided that no Manufacture is required primarily for the purpose of providing Celltech with such samples.

(f)	It will undertake such work as is reasonably necessary to enable Celltech to submit appropriate manufacturing information in any application for Regulatory Approval, including validation of the facility system, flow charts and Batch documentation.

(g)

It will maintain complete and adequate records pertaining to its Manufacture, analysis and distribution of Product (including the Manufacturing Records) in accordance with the types of records to be maintained as described in cGMP, the format and content of such records to be agreed upon by the parties, provided that the parties will use reasonable efforts to agree upon Biochemie’s standard form to the extent appropriate in light of Celltech’s regulatory filing requirements. In addition to the foregoing, Biochemie shall maintain all site-relevant and CMC-relevant documents necessary to the filing of an IND and a BLA by Celltech, and samples of Product as are required by cGMP. Celltech shall have access to all such records and samples during normal business hours after reasonable advance written notice. In the event Celltech requires records or documentation, other than those to be maintained by Biochemie as described above, in order to file applications comparable to a BLA in countries other than the United States or those in the European Union, Biochemie will assist Celltech in the preparation of such records and documentation to the extent requested by Celltech, and Celltech will compensate Biochemie for such assistance at a rate of * per man-day.

The parties understand that Celltech may license certain of its rights to third parties and such parties may require access to the described documents (including access to originals on-site at Biochemie). Accordingly, such licensees shall be provided copies of such documents and prompt access to originals on-site, provided that (a) Celltech, and not Biochemie, shall be responsible for providing copies of such documents to the licensees, and (b) Celltech shall accompany each licensee during any review of original documents on-site at Biochemie. In such event Celltech shall remain fully responsible to Biochemie regarding compliance of such third parties with the terms of this Agreement, including but not limited to confidentiality obligations.

(h)	It will, as soon as it becomes aware of the same, notify Celltech of the possibility of cross contamination (including by penicillins, cephalosporins or other sensitizing material) of Product, the Raw Materials or any primary packaging materials by any other materials being processed, manufactured or stored by Biochemie.

(i)	The Product will be labeled, prepared and packed for shipment in accordance with labeling requirements as specified by Celltech from time to time.

(j)	It will be responsible for the treatment and/or disposal of all waste generated as a result of Manufacturing Product in accordance with all applicable laws, regulations and directives, and the maintenance of detailed and complete records related thereto.

(k)	It will not incorporate any Biochemie Improvements into the Process without prior valuation, allocation of value between the parties and fixing terms of a license to Celltech with the right to sublicense for the use of the Biochemie Improvements upon expiration or termination of this Agreement or in the circumstances provided in Clause 7(2) and agreement on implementation.

(4)	Biochemie may at any time undertake any change (including routine maintenance and repair work) to any of its premises or facilities or equipment directly used in the Manufacture; provided that any such change shall not be a detriment to Product. Changes other than routine maintenance and repair work shall be subject to Celltech’s prior written approval (such approval not to be unreasonably withheld or delayed). In the event Biochemie wishes to make any such change that will necessitate or make desirable a variation to any Regulatory Approval for Product, and Celltech approves such variation according to sub-Clause (3)(d), then Biochemie and Celltech will use all reasonable endeavors to obtain Regulatory Approval for such required or desired variation. Biochemie will, at its own cost, prepare and provide to Celltech the necessary documentation for such a variation. Should Regulatory Approval for such variation not be obtained for any reason, Biochemie shall not make the change to the premises or facilities or equipment. The parties shall, at the request of Biochemie, enter into bona fide discussions with a view to agreeing upon such alternative arrangements as may be fair and reasonable.

(5)	Biochemie shall assist Celltech in the preparation of, in a form suitable for submission to the FDA and the EMEA, such documentation in relation to the Manufacture of Product as may be reasonably required by Celltech in support of Celltech’s submissions to the FDA and the EMEA in respect of Product. Biochemie shall also respond in a timely manner to all queries and requests for information from the FDA and the EMEA, and shall maintain information about Product and its Manufacture for such time and in such manner as required by the FDA and the EMEA; provided, however, that Biochemie shall notify Celltech prior to responding to the FDA or the EMEA and permit Celltech to consult with it in formulating such response. Biochemie shall also assist Celltech (to the extent requested by Celltech) in the preparation of documentation in relation to the Manufacture of Product for the purpose of supporting Celltech’s submission to any other Regulatory Authorities and shall respond (to the extent requested by Celltech) to any queries and requests for information from such other Regulatory Authorities, and Celltech shall compensate Biochemie for such assistance at a rate of * per man-day (with each man-day equal to at least eight (8) working hours).

(6)	Celltech covenants that:

(a)	It has and will maintain throughout the term of this Agreement appropriate Regulatory Approvals for Product for any jurisdiction or territory in which Product is marketed, distributed, sold or used.

(b)	Any Raw Materials provided by Celltech shall conform to the requirements set forth in Clause 9(3).

(c)	It shall, as soon as it becomes aware of the same, notify Biochemie of any hazards to the health or safety of any personnel of Biochemie or the possibility of cross contamination of any other products being manufactured or stored by Biochemie.

(d)	Pilot Batches and non-cGMP Batches will not be used for any use in humans.

8.	PRODUCT SPECIFICATION AND TECHNICAL AGREEMENT

(1)	The Product Specification will be prepared and amended by the parties in the course of the Analytical and Pilot Phases, and will be agreed and fixed by the parties prior to submission of the first application for Regulatory Approval. Until Product Specification is so fixed, the draft Product Specification as amended from time to time shall apply for the purposes of the obligations set out in this Agreement.

(2)	Once Product Specifications are fixed by agreement of the parties for submission of the first application for Regulatory Approval, Product Specifications may be amended from time to time (a) as dictated by the relevant Regulatory Authority and applicable laws or (b) by Celltech, provided that the Celltech amended Product Specifications are reasonable in light of Biochemie’s technical capabilities and capacity. Celltech shall be responsible for the cost of validation after such amendment and any increases in cost of Manufacturing Product as a result of such amendment.

(3)	If necessary, the parties shall enter into an appropriate supplemental agreement or agreements to address technical issues and responsibilities not covered in this Agreement including, but not limited to, the respective responsibilities of Biochemie and Celltech relating to the Manufacture of Product, the way in which each Batch of Product is to be Manufactured and checked for compliance with and adherence to Product Specification and cGMP, the responsibility for purchasing materials, testing and releasing materials and undertaking production and quality control including in-process controls as well as sampling and analysis.

(4)	Biochemie shall be responsible for ensuring the safe operation of the Manufacture of Product in its premises and in particular that the Process Transfer Materials supplied by Celltech can be safely used in Biochemie’s premises.

9.	RAW MATERIALS

(1)	Except for those Raw Materials that Celltech agrees it will supply to Biochemie, Biochemie will contract with third parties and pay (subject to Celltech’s reimbursement as described below) for the supply of all Raw Materials necessary to Manufacture and package Product in accordance with this Agreement. The parties shall agree on the amount of Raw Materials that Biochemie will maintain in inventory for use in Manufacturing Product. Upon Biochemie’s receipt of any Raw Materials, Biochemie shall invoice Celltech for an amount equal to the cost of such Raw Materials, * Biochemie shall use the Raw Materials only for Manufacturing Product, will maintain written records of all purchases of Raw Materials and will provide copies of all such records to Celltech upon request.

(2)	All Raw Materials obtained by Biochemie from a third party and employed in the Manufacture of Product will at the time of use (a) comply with the relevant specification as may be agreed upon by the parties and (b) with respect of ruminant-sourced Raw Materials, will conform with the Note for Guidance on Minimizing the Risk of Transmitting Animal Spongiform Encephalopathy Agents via Medicinal Products, Revision September 2000 (CPMP/BWP/1230/98 rev.1).

(3)	All Raw Materials provided by Celltech as agreed upon by the parties shall be (a) accompanied by a Certificate of Analysis where applicable and agreed upon by the parties and (b) with respect of ruminant-sourced Raw Materials, will conform with the Note for Guidance on Minimizing the Risk of Transmitting Animal Spongiform Encephalopathy Agents via Medicinal Products, Revision September 2000 (CPMP/BWP/1230/98 rev. 1).

(4)	Celltech agrees to supply to Biochemie Conjugates as * for the Analytical Phase and Pilot Phase. On commencement of Contract Manufacture, the parties shall discuss and agree an appropriate mechanism whereby Biochemie can order Conjugates direct from such third party as Celltech may appoint for the manufacture of the relevant Conjugate. Such costs will be passed on by Biochemie to Celltech as a *

(5)

On commencement of Contract Manufacture, Biochemie shall be responsible for acceptance testing of Conjugate to cGMP, and shall promptly provide to Celltech a written report to set out the results of such acceptance testing and, if the reagent is accepted, a Certificate of Analysis. Celltech will provide all necessary Quality documentation to enable Biochemie to conduct the acceptance testing.

10.	DELIVERY

(1)	Unless the parties otherwise agree from time to time with respect to specific Batches of Product, no Product (other than the Engineering Batches) will be delivered unless it has first been Released by Biochemie. Delivery of Product shall be made by Biochemie to Celltech, or such nominee as designated by Celltech in writing, on an ex-works basis loaded upon the collecting vehicle (Incoterms 2000) and in accordance with the specific delivery provisions, including applicable Celltech SOPs as notified to Biochemie from time to time.

(2)	Biochemie will arrange for transportation of Product from Biochemie’s premises to Celltech or its designee by a reputable transportation agent, subject to Celltech’s approval.

(3)	All costs and expenses for the transportation of Product (including transportation insurance) from Biochemie’s premises to Celltech (or its designee) shall be borne by Celltech. All such costs shall be billed to and paid by Celltech directly.

(4)	Risk and title in Product and any samples produced under this Agreement shall pass from Biochemie to Celltech when it leaves Biochemie’s premises for delivery to Celltech (or its designee).

11.	RELEASE AND ACCEPTANCE

(1)	Biochemie shall promptly, and no later than * months after Manufacture, Release each Batch of Product.

(2)	Biochemie shall notify Celltech in writing when each Batch of Product has been Released and is ready for delivery.

(3	Within * days after delivery, Celltech or its representatives may, at Celltech’s option, analyse each Batch.

(4)	Any complaints by Celltech that a Batch does not comply with the requirements of Product Specification shall be delivered to Biochemie in writing within * days after notification to Celltech and shall include details of such complaint including supporting data for purposes of consideration and verification by Biochemie.

(5)	If Biochemie receives a complaint under sub-clause (4) above the following procedures shall apply:

(a)	If the alleged defect concerns the quantity or quality of Product delivered and Biochemie accepts the details submitted by Celltech as to the non-compliance of Product,

Biochemie shall supply to Celltech the replacement quantity of Product that was allegedly missing or defective from the original Batch *

(b)	If the alleged defect concerns the quantity or quality of Product delivered and Biochemie does not accept the details submitted by Celltech, then within * from the date on which the details of Celltech’s complaint are received by Biochemie, Biochemie will appoint an independent scientific and technical expert acceptable to Celltech to review Celltech’s details supporting its complaint of non-compliance. Celltech shall not unreasonably refuse to accept the appointment of the independent scientific and technical expert identified by Biochemie. The findings of the expert shall be final and conclusively binding on the parties as to whether Product complies with Product Specification. If the analysis of the expert does not confirm Celltech’s complaint, Celltech shall pay for any replacement quantities delivered by Biochemie and fees and costs of the laboratory and the expert and Celltech shall be considered to have finally and completely accepted such Batch of Product . .

If the expert holds that Product is defective, all the fees and costs of the expert and the independent laboratory appointed by the expert to analyse Product shall be paid by Biochemie and Celltech shall have no obligation to pay for such replacement quantities of Product.

(6)	Celltech shall be responsible for filling of the bulk Product into the final dosage form and final Product release.

12.	PRODUCT RECALLS AND SAFETY

(1)	Celltech shall be responsible for conducting any recall of defective Product and Biochemie shall co-operate with and give all reasonable assistance to Celltech in conducting any such recall, at Celltech’s expense. If the recall is due to a breach of cGMP by Biochemie, then the recall and Manufacture of replacement Product shall be at Biochemie’s expense. In the case of a disagreement between the parties as to the existence or level of breach of cCMP by Biochemie, then the matter shall be referred to an independent expert acceptable to both parties whose decision shall be final.

(2)	Celltech may conduct a recall of, or Biochemie may require that Celltech conduct a recall of, any Product should it reasonably be of the opinion that Product or any Batch of it is defective.

(3)	Each party shall keep the other informed of any material change or event in the market relevant to Product coming to their attention and able to be disclosed to the other.

(4)	Biochemie shall provide Celltech with prompt notice of any information it receives relating to the safety of any Product, including any confirmed or unconfirmed information on adverse, serious or unexpected events associated with the use of such Product regardless of the source. For serious (based on a good-faith evaluation) unexpected events, notice must be given by telephone within one (1) business day after receipt of the information and followed by written notice not less than one (1) week thereafter. Celltech, with Biochemie’s cooperation, shall be responsible for responding to the FDA and filing any reports with the FDA concerning such reactions (including Drug Experience Reports) caused by such Product.

13.	NON-USE OF RESERVED CAPACITY

(1)	If Celltech becomes aware that it cannot use either the ordered and confirmed capacity for Analytical or Pilot Phases pursuant to Clause 4(2) or the Reserved Capacity for the Manufacture of any Product, it shall promptly inform Biochemie. The parties shall both use their reasonable commercial efforts to resell the unused capacity to third party customers. If such unused capacity is sold to a third party, then the parties shall negotiate in good faith *

14.	PERSON-IN-PLANT; AUDITS AND INSPECTIONS

(1)	Upon Biochemie’s receipt of at least seven (7) days’ prior notice from Celltech during the Contract Manufacture phase of this Agreement, Celltech may place up to * employees or authorized representatives (with such authorized representatives being subject to Biochemie’s prior reasonable approval) on-site at Biochemie’s manufacturing facility during the Manufacture of Product hereunder. Celltech’s representative at Biochemie shall accept Biochemie’s procedures regulating external customer relationships (including cGMP training, hygiene, confidentiality and controlled access to facilities and documents) and will obtain Biochemie’s agreement prior to any active participation in the Process or analytical testing.

(2)	Upon Biochemie’s receipt of reasonable notice from Celltech, Biochemie will permit Celltech employees or authorized representatives (with such authorized representatives being subject to Biochemie’s prior reasonable approval) to conduct an audit and inspection of all documents, processes and facilities of Biochemie or of any approved subcontractor applicable to the Manufacture of Product, and take away samples of Product (hereinafter an “Audit”). The scope and manner of each Audit shall be determined by Celltech in consultation with Biochemie; provided, however, that Celltech shall conduct such Audits only (a) during regular business hours at the time that Biochemie is Manufacturing Product or when the plant is idle and (b) for the purpose of making quality control inspections to ensure compliance with this Agreement and applicable laws. Without limitation to the foregoing, Celltech shall be entitled (a) to conduct an annual two-day full-quality Audit of the Process and Biochemie’s facilities and (b) to conduct a two-day pre-approval inspection preparation Audit prior to Product Launch, each of which shall be conducted in the manner to be determined by Celltech in consultation with Biochemie. Biochemie will provide Celltech with a written response within thirty (30) days to any written Audit observations made by Celltech. Celltech’s right to conduct such Audits, however, is subject to the conditions described in sub-Clause (4).

(3)

If Biochemie is required by any governmental authority to have inspected or approved the site of Manufacturing or storing Product or any Raw Materials, Biochemie shall permit and cooperate with officials of the governmental authority to inspect such sites. Biochemie shall promptly notify Celltech of any interactions with any governmental authority relating to Biochemie’s operations that could relate, directly or indirectly, to Product. Biochemie shall provide Celltech with copies of all documents, reports or communications received from or given to any governmental authority that relate in any way to the Process or Product. Biochemie shall immediately inform Celltech of all such inspections, permit Celltech’s representatives to be present and participate in such inspections, and allow Celltech to participate in drafting correspondence to any governmental authority in connection therewith.

(4)	During commercial Manufacture of Product, persons in plant or visits by Celltech personnel for up to * full days (i.e., up to eight (8) hours per day) per year shall be at no cost to Celltech.

Visits by government or Regulatory Authority representatives and additional persons in plant or visits by Celltech will be charged by Biochemie to Celltech at a rate of * per day or * per month (office hours, Monday to Friday). Biochemie’s obligation to allow visitors who are employees of Celltech or authorized representatives (with such authorized representatives being subject to Biochemie’s prior reasonable approval) is on condition that: (a) such visitors agree in writing to observe the reasonable customary requirements of Biochemie regarding security, health and safety, confidentiality or any other applicable regulations at the relevant premises; (b) any visit shall be under the specific supervision of Biochemie (without relieving any visitors of any obligations with respect to any damage or injury caused by them); and (c) Celltech uses reasonable endeavors to ensure that any visit and the number of visits is of minimal disruption to Biochemie’s day-to-day business. Celltech shall provide Biochemie with reasonable notice prior to each Celltech visit, communicate to Biochemie the reason for each Celltech visit and ensure that Celltech visits are made by relevant personnel only. Celltech, in consultation with Biochemie, will develop an agenda for each Celltech visit.

Celltech shall be responsible to obtain all domiciliary licenses or any other licenses prescribed by law or the competent authorities for all persons visiting Biochemie’s plant. In addition Celltech shall be responsible for all costs related to the visit of persons including but not limited to costs for transport to Biochemie’s plant, hotel accommodation, medical treatment or daily allowances.

15.	INTELLECTUAL PROPERTY

(1)	Celltech hereby grants Biochemie a license or sublicense, as appropriate, during the term of this Agreement to use in Austria any Intellectual Property that is both (a) either owned by Celltech or licensed to Celltech, with the right to grant sub licenses and (b) associated with Product or the Process, solely for the purpose of performing its obligations under this Agreement.

(2)	Except as expressly provided in this Agreement, each party hereby acknowledges that it shall not acquire any rights in respect of any of the other party’s Intellectual Property.

(3)	Except as is necessary for the proper performance of this Agreement by the parties, no license, express or implied, is granted by this Agreement by either party to the other under, in or to any of its Intellectual Property rights in relation to Products or the Manufacture thereof or of the goodwill associated therewith.

(4)	*

(5)	The original Manufacturing Records shall be held by Biochemie, provided that all information contained in the Manufacturing Records shall be treated as Confidential Information and shall not be used or disclosed by either party other than for the purposes of permitting each party to exercise its rights or fulfill its obligations under this Agreement and, where necessary, for disclosure to the relevant Regulatory Authorities in order to comply with regulatory requirements relating to the Manufacture of Product by Biochemie. Upon termination of this Agreement, Biochemie will deliver all such records and information (including the Process Transfer Information and Manufacturing Records) to Celltech, but it may retain one copy solely for archival purposes to ensure compliance with its confidentiality obligations under this Agreement.

(6)	Title to and all property rights in *shall vest and/or remain solely in Celltech.

(7)	Upon the earlier of and subject to *Biochemie hereby *

(7)	Biochemie hereby * in the circumstances provided in * provided that such *

16.	LIMITATION OF LIABILITY

EXCEPT AS A RESULT OF WILLFUL AND KNOWING MISCONDUCT OR ILLEGAL ACTIVITY, NEITHER PARTY SHALL IN ANY CIRCUMSTANCES BE LIABLE TO THE OTHER FOR ANY CONSEQUENTIAL OR INDIRECT LOSS OR DAMAGE OR LOSS OF PROFIT OF WHATSOEVER NATURE, INCLUDING BUT NOT LIMITED TO DAMAGE TO GOODWILL, LOSS OF MARKET SHARE, EXISTING NOR PROSPECTIVE, OR THE COST OF ANY DELAY OF ANY REGULATORY PROGRAM.

17.	WARRANTIES AND INDEMNITIES

(1)

Biochemie represents and warrants that (a) Product will be Manufactured in compliance with the Process, cGMP and the requirements of the FDA or the EMEA (as applicable), (b) Product will be in conformity with Product Specifications when delivered to Celltech except for the first three Engineering Batches each upon scale up to * and *, (c) it will comply with all applicable environmental laws and regulations in Austria, (d) it has and shall maintain all necessary and applicable licenses and permits for the Manufacture of Product, (e) it shall deliver with Product a Certificate of Analysis in a form to be agreed upon by the parties, and (f) it is not debarred and has not and will not knowingly use in any capacity the services of any person debarred under Section 306(a) or (b) of the U.S. Generic Drug Enforcement Act of 1992 or any comparable law of any non-U.S. jurisdiction, as each may be amended from time to time. If at any time any representation or warranty is no longer accurate, Biochemie will immediately notify Celltech of such fact.

(2)	Biochemie represents and warrants that it performs internal cGMP audits no less than * in order to ensure compliance with the requirements of Product Specifications and agrees to give a written certification of compliance with cGMP to (a) Celltech upon Celltech’s request, (b) an independent third party appointed by Celltech and reasonably acceptable to Biochemie, upon Celltech’s request, and/or (c) Regulatory Authorities upon such Regulatory Authorities’ request. Celltech shall have the right upon reasonable notice during business hours to audit the quality systems of Biochemie, including inspecting the facilities used in Manufacture, warehousing and shipping of Product. If Biochemie becomes aware that any shipment of Product to Celltech does not meet all the requirements of Product Specifications, Biochemie will promptly notify Celltech.

(3)	Celltech undertakes that prior to transfer of any new Product to Biochemie pursuant to Clause 4, Celltech will *

(4)	EXCEPT FOR THE EXPRESS WARRANTIES CONTAINED IN THIS AGREEMENT, THE PARTIES PROVIDE NO OTHER WARRANTIES, EXPRESS OR IMPLIED, REGARDING THE PRODUCT AND DISCLAIM ALL OTHER EXPRESS AND IMPLIED WARRANTIES, INCLUDING (A) THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND NONINFRINGEMENT, AND (B) ANY IMPLIED WARRANTIES ARISING FROM ANY COURSE OF DEALING, USAGE OR TRADE PRACTICE.

(5)	Biochemie shall indemnify and hold Celltech, its Affiliates and their respective directors, officers, employees and agents harmless, and hereby forever releases and discharges them, from and against all losses, liabilities, damages and expenses (including reasonable attorneys’ fees and costs) resulting from all claims, demands, actions and other proceedings by any third party to the extent arising from (a) breach of any representation, warranty or covenant of Biochemie under this Agreement or (b) the negligence, recklessness or willful misconduct of Biochemie or its Affiliates in the performance of its or their obligations and its or their permitted activities under this Agreement and based on applicable law, including the Manufacture of Product.

(6)	Celltech shall indemnify and hold Biochemie, its Affiliates and their respective officers, employees and agents harmless, and hereby forever releases and discharges them, from and against all losses, liabilities, damages and expenses (including reasonable attorneys’ fees and costs) resulting from all claims, demands, actions and other proceedings by any third party to the extent arising from (a) the breach of any representation, warranty or covenant of Celltech under this Agreement, (b) the research, development, commercialization or marketing of Product, or (c) the negligence, recklessness or willful misconduct of Celltech or its Affiliates in the performance of its or their obligations and its or their permitted activities under this Agreement and based on applicable law.

(7)	Celltech shall indemnify and hold Biochemie, its Affiliates and their respective officers, employees and agents harmless, and hereby forever releases and discharges them, from and against all losses, liabilities, damages and expenses (including reasonable attorneys’ fees and costs) resulting from all claims, demands, actions and other proceedings by any third party arising from any infringement by Biochemie of any third party Intellectual Property arising from its use of the Process and the Process Transfer Information for Manufacture of Product; provided that Biochemie had not made any Modifications, improvements, adaptations or additions to the Process or the Process Transfer Information, whichever is the subject of the infringement claim, from how they were received from Celltech, except for those Modifications requested or approved by Celltech.

(8)	The party claiming the benefit of any indemnity hereunder must promptly notify the other of any claim as soon as it becomes aware of any claim, permit the other party to control the defense of the action, not accept any compromise or settlement of such claim or take any material steps in relation to such claim without the prior consent of the other party (not to be unreasonably withheld or delayed) and shall fully cooperate with the other party in the handling of any such claim.

18.	INSURANCE

(1)	Celltech shall have in place product liability insurance with a reputable insurer or self insurance in an amount appropriate for its business and products of the type that are the subject of this Agreement, and for its obligations under this Agreement. At Biochemie’s request, Celltech shall provide Biochemie with evidence of the existence and maintenance of such cover.

(2)	Biochemie shall have in place public and product liability insurance with a reputable insurer in an amount appropriate for its business and products of the type that are the subject of this Agreement, and for its obligations under this Agreement. Prior to the parties’ executing this Agreement, and from time to time at Celltech’s request, Biochemie shall provide Celltech with evidence of the existence and maintenance of such cover.

19.	CONFIDENTIALITY

(1)	Each party (“Discloser”) undertakes to the other to treat as confidential the terms of this Agreement and all Information (whether marked “confidential” or not) received from the other (“Recipient”) both pursuant to this Agreement and prior to and in contemplation of it, either directly or from any person, firm, company or organisation associated with the Discloser. The Recipient shall respect the Discloser’s proprietary rights therein, use the same exclusively for the purpose of this Agreement and for no other use and disclose the same only to those of its professional advisers, authorised sub-contractors and employees to whom and to the extent that such disclosure is reasonably necessary for the purpose of this Agreement. Furthermore, the Recipient agrees to maintain as confidential all other information obtained from Discloser which the Discloser has designated as confidential.

(2)	This Clause shall not apply to Information which:

(a) is independently developed by one party without use of the other’s confidential Information;

(b) is subsequently lawfully disclosed to the Recipient without any obligations of confidence by a third party who has not derived it directly or indirectly from the Discloser or any of the Discloser’s Affiliates;

(c) is already in or enters the public domain other than as a breach of this clause;

(d) the Discloser is required to disclose by law or by any competent regulatory authority.

(e) which is already in Recipient’s possession, as demonstrated by documented evidence

(3)	Recipient shall allow access to the Discloser’s Information exclusively to those of its and its Affiliates’ employees who have reasonable need to see and use it for the purposes of this Agreement, and shall inform each of the said employees of the confidential nature of the Information and of the obligations on Recipient in respect thereof. Recipient shall ensure that each of its and its Affiliates’ employees having access to the Information is contractually bound by obligations of confidentiality and shall take such steps as may be necessary to enforce such obligations.

(4)	Neither party shall submit for written or oral publication or presentation any manuscript, abstract, writing, printed material or the like which includes data of a scientific or technical nature generated and provided by the other party without first obtaining the prior written consent of the other party.

(5)	Nothing contained herein shall be construed as precluding either party from making, in its direction, any disclosures of information of any type which relate to the safety, efficacy, toxicology, or pharmacokinetic characteristics of Product or otherwise, to the extent that either party may be required by law or any legal, regulatory or Stock Exchange requirement to make disclosures of such information.

(6)	The Recipient’s obligation of confidentiality shall expire *.

20.	TERM AND TERMINATION

(1)	Subject to the provisions for earlier termination contained herein, this Agreement shall come into force on the Effective Date hereof and shall continue in force thereafter until * (herein referred to as the “Initial Term”), and shall be renewed thereafter by mutual agreement of the parties.

(2)	A party may, without prejudice to its other rights and remedies, terminate this Agreement immediately by written notice to the other party if the other party:

(a)	is in material breach of any of its obligations under the Agreement, in the case of Celltech including but not limited to non payment of Reserved Capacity in any year, and either that breach is incapable of remedy or the other party has failed to remedy the breach within thirty (30) days after receiving written notice requiring it to remedy that breach; or

(b)	becomes unable to pay its debts or becomes insolvent, or an order is made or a resolution passed for the liquidation, administration, winding-up, bankruptcy or dissolution of the other party (otherwise than for the purposes of a solvent amalgamation or reconstruction), or an administrative or other receiver, manager, trustee, liquidator, administrator or similar officer is appointed over all or any substantial part of the assets of the other party, or the other party enters into or proposes any composition or arrangement with its creditors generally, or anything analogous to any of these events occurs in any applicable jurisdiction (collectively, “Bankruptcy”).

(3)	Biochemie shall immediately notify Celltech in the event of a change of control of Biochemie. In the event that Biochemie is, as a result of any change of control, unable to ensure the continued performance of its obligations under this Agreement to the reasonable satisfaction of Celltech, then Celltech may terminate this Agreement immediately by written notice to Biochemie. For these purposes, “control” means the right to direct the affairs of a company, whether by ownership of shares, membership of the board of directors, agreement or otherwise.

(4)	In the event * Biochemie shall promptly notify Celltech in writing of such *. As soon as practicable after Celltech receives such written notice, the parties *

(5)	Termination of this Agreement shall not affect any accrued rights or liabilities of either party, nor shall it affect the coming into force or the continuation in force of any provision of this Agreement that is expressly or by implication intended to come into force or continue in force on or after termination.

21.	CONSEQUENCE OF TERMINATION

(1)	Upon expiration of this Agreement or its termination for any reason:

(a)	Each party shall return to the other all Information and materials supplied by the other party; in particular, the Process Transfer Information (including the Process Transfer Materials) supplied by Celltech under this Agreement shall be promptly be returned to Celltech;

(b)	Biochemie shall continue to maintain information about Product and its production for such time and in such manner as required by any Regulatory Authority in the Territory and shall continue to respond in a timely manner to all queries and requests for information from Regulatory Authorities;

(c)	Biochemie shall, at Celltech’s option, immediately cease Manufacture or complete in-process Manufacture;

(d)	Subject to sub-Clause (1)(b), each party shall deliver to the other all materials, reports, and other documents (including copies thereof) in its possession or control containing Confidential Information of the other party, and each will cease to make use of the other’s Confidential Information;

(e)	Biochemie shall, at Celltech’s option, either (i) arrange for transportation, at Celltech’s expense, of any Raw Materials paid for by Celltech to Celltech or Celltech’s designated representative or (ii) dispose of such Raw Materials on Celltech’s behalf.

(2)	Upon expiry of this Agreement, its termination by Celltech pursuant to Clauses 20(2) or 20(3) or by Biochemie pursuant to Clause 20(4) or in the circumstances provided in Clause 7(2), then Biochemie shall provide information, support and assistance, including technical assistance, as is reasonably necessary for the effective transfer of the Manufacturing of Product and Technical Information to Celltech or to another entity nominated by Celltech. *

22.	FORCE MAJEURE

Neither party shall be liable to the other for any delay or nonperformance of its obligations under this Agreement to the extent it arises from any cause or causes beyond its reasonable control, subject to the affected party promptly notifying the other party in writing of the cause and the likely duration of the delay or nonperformance and provided that the affected party shall use reasonable endeavors to limit the effect of such event on the other party, the performance of the affected party’s obligations, to the extent affected by the cause, shall be suspended during the period that the cause persists, provided that if performance is not resumed within thirty (30) days after that notice, the other party may by written notice terminate this Agreement. The failure to be granted either U.S. FDA or EMEA approval of Product shall not be deemed a Force Majeure situation according to the terms of this Agreement.

23.	NOTICES

(1)	Any notice or other information required or permitted to be given under this Agreement shall be in writing and shall be delivered in person, or sent to the other by first-class registered pre-paid post (return receipt requested), fax or comparable means of communication addressed as follows:

(a)	if to Celltech, address to: Celltech R&D Limited

208 Bath Road

Slough

Berkshire

SL1 3WE

England

Fax No: 44-1753-447859

Attention: Company Secretary

(b)	if to Biochemie, address to: Biochemie GmbH

Biochemiestrasse 10

A6250 Kundl

Austria

Fax No: 43-53-38-200-442

Attention: Head of Cooperations

or to other such address or addresses as may be specified from time to time in a written notice.

(2)	Any notice, request, approval or other document shall be deemed to have been served

(a)	if delivered by courier, at the time of delivery or

(b)	if posted, at 10.00 a.m. (of the time of the recipient) on the fourth business day after it was put in the post or

(c)	if sent by fax, two (2) hours after the time of dispatch, if dispatched before 3:00 p.m. (local time at the place of destination) on a business day, and in any other case at 10:00 a.m. (local time at the place of destination) on the next business day after the date of dispatch.

24.	ENTIRE AGREEMENT

(1)	This Agreement and any documents referred to herein together contain the entire agreement between the parties with respect to its subject matter and supersede all previous agreements, understandings, representations and statements between the parties relating to the subject matter of this Agreement.

(2)	Each party acknowledges that, in agreeing to enter into this Agreement, it has not relied on any representation, warranty, collateral contract or other assurance made by or on behalf of any other party, other than those representations and warranties expressly made by the parties in this Agreement. Each of the parties waives all rights and remedies which, but for this sub-clause, might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance, provided that nothing in this sub-clause shall limit or exclude any liability for fraud.

25.	COSTS

Each party shall bear its own costs and expenses incidental to the negotiation, preparation and completion of this Agreement.

26.	MISCELLANEOUS PROVISIONS

(1)	Assignment. Unless otherwise expressly permitted hereunder, neither party may assign any of its rights or delegate any of its duties under this Agreement without the express prior written consent of the other party; provided, however, that either party may assign its rights and obligations under this Agreement without the other party’s consent to either an Affiliate or to a third party in the event of (a) a merger with or acquisition or joint venture by such third party or (b) such third party’s purchase of all or a substantial part of the business to which this Agreement relates or C) a spin off (being an independently operated venture established by either party). Without limitation to the foregoing restrictions on assignment, this Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and its successors and permitted assignees.

(2)	Relationship. Nothing in this Agreement shall create, or be deemed to create, a partnership, agency or joint venture between the parties, and, except as expressly set forth herein, neither party shall have any right by virtue of this Agreement to bind the other party in any manner whatsoever.

(3)	Survival of Provisions. The termination of this Agreement, howsoever occasioned, shall be without prejudice to any obligations or rights on the part of either party that accrued prior to termination. Clauses of this Agreement, which by their nature would continue upon termination or expiration, including but not limited to Articles 1, 3, 5(6), 6(5), 7(1), 7(2), 12, 15, 16, 17, 18, 19, 20, 21, and 27 shall survive termination or expiration hereof.

(4)	Waivers. The failure of either party at any time to enforce any of the terms, provisions or conditions of this Agreement or to exercise any right under this Agreement shall not constitute a waiver of the same or affect that party’s right thereafter to enforce the same.

(5)	Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective while this Agreement remains in effect, the legality, validity and enforceability of the remaining provisions shall not be affected thereby, and in lieu of each such illegal, invalid or unenforceable provision, there shall be added automatically as a part of the document a provision that is legal, valid and enforceable, and as similar in terms to such illegal, invalid or unenforceable provision as may be possible while giving effect to the benefits and burdens for which the parties have bargained hereunder.

(6)	English Language. The English language version of this Agreement shall be controlling, notwithstanding any translation thereof into another language.

(7)	Counterparts. This Agreement is executed simultaneously in two counterparts. These two counterparts shall collectively constitute one and the same Agreement.

(8)	Subcontracting. If Biochemie determines that proper Manufacturing of Product requires the retention of one or more subcontractors or consultants, Biochemie will obtain the written approval of Celltech and of the FDA (if required) before using any subcontractors or consultants. Biochemie will be fully responsible to Celltech for any portion of the services performed by any subcontractor or consultant to the same extent as if such portion of the services was performed directly by Biochemie.

(9)	Amendments. No modification or alteration of any of the terms of this Agreement shall be of any effect unless in writing signed by both parties. The parties hereby acknowledge that Celltech’s existing and future agreements with third party licensees for Products may require amendments to the terms of this Agreement, and the parties agree to negotiate any such amendments in good faith on a case-by-case basis.

(10)	No Third Party Beneficiaries. This Agreement is entered into solely for the benefit of the parties hereto, and the provisions of this Agreement shall be for the sole and exclusive benefit of such parties. Nothing herein contained shall be deemed to create any third-party beneficiaries or confer any benefit or rights on or to any person or entity not a party hereto, and no third-party shall be entitled to enforce any provisions hereof or exercise any rights hereunder.

27.	GOVERNING LAW AND JURISDICTION

This Agreement is governed by and shall be construed in accordance with English law. Jurisdiction shall be with the competent courts at the legal domicile of the defendant party.

AS WITNESS the hands of the parties (or their duly authorized representatives) on the date which appears first on page 1.

Celltech:		BIOCHEMIE:

Celltech R&D Limited		Biochemie GmbH

By:	/s/ Peter V. Allen	By:	/s/ Dr. Freidrich Nachtmann

Name:	Peter V. Allen	Name:	Dr. Freidrich Nachtmann
Title:	Chief Financial Officer	Title:	Head of Cooperations

Schedules

1.	Fees
2.	Product Testing Requirements
3.	Process Flow Diagram
4.	Quality and Regulatory
5.	Process Transfer Information
6.	*

SCHEDULE 1 to the antibody fragments contract manufacturing agreement Celltech/Biochemie dated August 12, 2002

FEES

Project Management Fee:

The Project Management Fee shall be *

Analytical Phase Fee:

The Analytical Phase Fee shall be *Any work agreed upon by the parties and conducted by Biochemie, which is in addition to that set out in the Analytical Phase Protocol, shall be charged at a rate of *

Pilot Phase Fee:

The Pilot Phase Fee per * shall be :

*

*Capacity Fee:

*

*Capacity Fee:

*

*In addition to the above fees, Celltech shall, pursuant to Clause 9, be responsible for the cost of all Raw Materials purchased by Biochemie in accordance with this Agreement.

SCHEDULE 2 to the antibody fragments contract manufacturing agreement Celltech/Biochemie dated August 12, 2002

PRODUCT TESTING REQUIREMENTS

The following table shows an example of the Product testing requirements that will be specified on a Product by Product basis prior to commencement of Manufacture. The testing requirement are based on a PEG conjugate, but other conjugates may be used in future.

Additional testing requirements may be agreed upon on Product by Product basis but are subject to availability at Biochemie of the corresponding analytical equipment and personnel as well as additional fees.

Test	Method
CHARACTERISTICS AND CONTENT

Appearance	Visual Inspection (USP)
pH	Potentiometric
Concentration	Spectrophotometric

IDENTITY

Identity by IEF	Iso Electric Focussing
Identity by SDS PAGE	SDS-PAGE (reduced)
Identity by Activity	ELISA

PURITY

Purity by SDS-PAGE	SDS-PAGE (reduced)
Purity by SE-HPLC	SE-HPLC

IMPURITIES

Host Cell Protein	Western blot or ELISA
Free PEG	Spectrophotometric or HPLC
Residual DNA	Threshold or hybridisation

ACTIVITY

Binding Activity	ELISA

SAFETY

Endotoxin	LAL
Bioburden	USP

SCHEDULE 3 to the antibody fragments contract manufacturing agreement Celltech/Biochemie dated August 12, 2002

PROCESS FLOW DIAGRAM

*

SCHEDULE 4 to the antibody fragments contract manufacturing
agreement Celltech/Biochemie dated August 12, 2002

QUALITY AND REGULATORY

BIOCHEMIE /CELLTECH

QUALITY AGREEMENT

Item	Responsibilities
	Biochemie		Celltech
Organisation and personnel	•	Ensure personnel have appropriate training, skills, knowledge and experience to manufacture and test Product	•	Confirm by audit

Premises and equipment	•	Provide properly designed, qualified and maintained premises, utilities and equipment to ensure compliance with EU and FDA cGMPrequirements.	•	Confirm by audit

	•	Maintain raw data in accordance with cGMP

Raw materials for processing and packaging of Product	•	Source, test and release raw materials of appropriate quality for processing of Product and primary packaging (e.g. Nalgene bottles, Stedim bags )	•	Provide list of recommended vendors where possible.

	•	Qualification of vendors	•	Agree sources of animal derived products, critical raw materials and primary packaging components

	•	Retain representative samples	•	Confirm by audit and agree retention time

Item	Responsibilities
	Biochemie		Celltech
	•	Ensure that all animal derived materials are sourced in accordance with Note for guidance on Minimising the Risk of Transmitting Animal Spongiform Encephalopathy Agents via human and veterinary medicinal products, revision May 2001 (EMEA/410/01 Rev 1) and FDA ref CDMP/BWP 1230/98 Rev 1 )	•	If Celltech identifies a specific animal derived material, Celltech has to ensure compliance with these requirements .

Cell banks	•		•	Prepare, characterise, and certify cell banks in accordance with cGMP and provide to Biochemie

	•	Store cell banks to cGMP standards	•	Confirm by audit

Production and Process control	•	Manufacture of Product to cGMP standards and current regulatory submissions	•	Confirm by audit
			•	Celltech sign off on Master Batch Records for each processing step. Celltech to have a copy of all Master Batch Documents.

	•	Designate lot numbers for raw materials, Process materials and Product

Item	Responsibilities
	Biochemie		Celltech
	•	Establish an In-Process Control and testing programme	•	Agree In-Process Control testing strategy

			•	Celltech QA to ensure that current CMC sections of regulatory submissions are in agreement with Master Batch Records

			•	Celltech QA must sign-off on all Master Batch Records

Laboratory controls	•	Operate to cGMP standards	•	Confirm by audit

	•	Retain representative samples of Product	•	Agree retention time

Recording of data	•	Record all data in accordance with regulatory requirements. Data rejection to be supported by identified laboratory cause and approved by Manager, Quality Control	•	Confirm by audit
			•	Celltech QA to approve data rejection / exclusion in accordance with regulatory requirements.

Item	Responsibilities
	Biochemie		Celltech
Reference Standards	•	Store Product and Intermediate reference standards in accordance with cGMP requirements	•	Supply initial qualified reference standards for Product and Intermediate with appropriate documentation

			•	Qualify and supply new reference standards and issue Certificates of Analysis

Use of Contract Testing Laboratories	•	Seek approval from Celltech QA for use of sub-contract testing laboratories, if required, prior to their use	•	Joint audit ( as appropriate ) of contract testing laboratories

	•	Facilitate audit by Celltech as appropriate

Responsibilities
Item	Biochemie		Celltech
Batch analysis	•	Analysis of Product against the agreed Product specification	•	Provide Product specification

	•	Seek approval from Celltech QA for planned changes to specification and test procedures prior to implementation	•	Celltech QA to review and approve planned changes prior to implementation

	•	Document and evaluate unplanned deviations as part of final analytical report	•	Celltech to review unplanned deviations, comment on corrective actions and assess impact on the integrity of the data and validity of results prior to batch release

Item	Responsibilities
	Biochemie		Celltech
“Out of Specification” and “Out of Alert limit” results	•	Notify Celltech QA of any “out of specification” or “out of alert limit” results, arising during in process QC testing in writing within 72 hours of the event being noticed	•	Celltech QA to review “out of specification” investigation reports and associated raw data, as appropriate in conjunction with appropriate members of the team

•

Perform a laboratory investigation for all “out of specification” results in accordance with the requirements of cGMP. Document the investigation findings and proposed actions in writing to Celltech QA

			•	Where no identifiable laboratory cause is found as a result of investigation of “out of specification” results, Celltech QA to approve any proposed corrective actions or retesting prior to implementation

Manufacturing Deviations, non conforming material reports and failed run reports	•	Evaluate and define follow up actions and final approval of deviations, non conforming material reports (NCMRs) and failed run reports	•	Confirm by audit

	•	Notify Celltech QA of all significant deviations and non conforming material reports in writing within 72 hours of the event being noticed. All deviations relevant to batch to be listed on batch record.	•	Celltech QA to review significant deviations and NCMRs, comment on corrective actions and agree impact on the quality of the Product prior to batch release

Responsibilities
Item	Biochemie		Celltech
	•	Notify Celltech QA in writing of failed runs within 72 hours of failure being noted. Biochemie to initiate and manage batch failure investigations, following discussion with Celltech QA and according to own procedures. Report to be provided within timeframe agreed with Celltech	•	Celltech QA to review Failure Investigation Report and agree to corrective and preventative actions.

Manufacturing Deviations cont’d	•	Provide all information as deemed necessary to support any Celltech reviews as a result of batch failure.

Change Control Procedures	•

Seek approval from Celltech QA for proposed changes to test methods, sampling plans, raw material specifications, in process controls, Product Specifications, manufacturing process, packaging components and storage and shipping conditions. Proposed changes to be supported by rationale for change. Notify Celltech of any changes to key personnel (VP, Directors, Managers).

			•	Where proposed changes are directed by Celltech, Celltech to provide rationale and reasonable support data to justify change
			•	Confirm by audit
			•	Celltech QA to authorise changes prior to implementation

	•	Notify Celltech of major changes to premises, equipment and utilities prior to implementation	•	Should Celltech propose changes these will be implemented as agreed

Responsibilities
Item	Biochemie		Celltech
Product release	•	Batch review and release of Product to Celltech against the agreed Product Specification	• •	Confirm by audit Review of batch record, as appropriate

	•	Batch shipment under quarantine status to Celltech when directed by Celltech QA	•	Celltech QA to effect final release of Product for preclinical, clinical or other regulatory studies

	•	Provide Celltech with two copies of the batch record

	•	Provide Celltech with a Certificate of Analysis for each batch of Product

Retention of Records	•	Retain all manufacturing and testing records including records associated with the inspection and release of raw materials and primary packaging components of the Product (duration: expiry date of the product plus one year)	•	Confirm by audit

	•	Notify Celltech of intent to destroy records with option to return records to Celltech	•	Celltech to approve destruction or return of records

Product storage, labelling and packaging prior to shipment	•	Store, label and package the Product as defined in the batch record and Product Specification	• •	Provide compliant labelling instructions Confirm by audit

Shipment	•	Notify Celltech of proposed shipment date	•	Acknowledge receipt

Item	Responsibilities
	Biochemie		Celltech
	•	Ship Product to locations designated by Celltech under specified storage conditions	•	Confirm by audit

Stability programme	•	Discuss Celltech’s strategy for post license stability testing	•	Agree site for post license stability testing

			•	Discuss strategy with Biochemie

Samples	•	Take and ship samples as directed by Celltech	•	Provide written instructions for number and size of sample, containers, storage conditions and shipping.

	•	Take and store retain samples according to cGMP	•	Agree sampling regime

Responsibilities
Item	Biochemie		Celltech
Validation	•	Validation of Premises, utilities and equipment including computerised systems; cleaning and sterilisation procedures; packaging for transportation in accordance with cGMP and regulatory requirements.	•	Confirm by audit
			•	Approve Product validation protocols and reports
			•	Define overall validation strategy for Product

	•	Seek approval from Celltech QA for planned changes and amendments to Product specific validation protocols	•	Celltech QA to review and approve changes and protocol amendments prior to implementation

	•	Document and evaluate unplanned deviations as part of validation report	•	Celltech to review unplanned deviations, comment on corrective actions and assess impact on the integrity and validity of data and results
	•	Qualify in-process analytical methods in accordance with ICH requirements and as directed by Celltech

Responsibilities
Item	Biochemie		Celltech
Audit	•	Accommodate up to one 3 day annual audit, in addition to batch specific investigations and ‘for cause’ (to address significant Product quality issues) audits by Celltech QA at mutually agreed dates	•	Provide reasonable notice of intention to audit
			•	Hold an exit meeting to discuss observations
			•	Provide an audit report

	•	Provide a timely response to observations reported by Celltech

	•	Allow access to areas of the manufacturing facility and laboratories where the Product related activities are being performed

	•	Allow Celltech to observe operations related to Product manufacture and testing provided other customers confidentiality is respected

	•	Allow Celltech to review all documentation associated with manufacturing and testing of Product

	•	Issue corrective action follow-up report

	•	Allow Celltech to review all documentation associated with Process and analytical validation including reports of audits of contract testing laboratories

Item	Responsibilities
	Biochemie		Celltech
Regulatory agency inspection	•	Notify Celltech of pending regulatory agency inspections affecting manufacture or testing of Product	•	Provide notification to Biochemie of anticipated inspections and agree to hold a pre-meeting to prepare for the inspection.

	•	For Product related inspections, involve Celltech in technical discussions on Product	•	Provide on-site representatives for Product related inspections and contribute to technical discussions as requested

	•	For pre-approval inspections, provide Celltech with regular de- briefs	•	For Product related inspections, provide QA and technical assistance when requested

			•	Agree proposed regulatory responses to observations relevant to Product.

Annual Product Review ( registered products only )	•	Perform and document an Annual Product Review for the Product related activities performed at Biochemie	•	Confirm by audit
			•	Compile the entire Annual Product Review and submit to Regulatory Authorities

Item	Responsibilities
	Biochemie		Celltech
Complaints, Product failures and dosage form recall	•	Respond to reasonable requests for data to assist Celltech QA in their investigation; within 5 working days, agree a timescale for response	Receive and investigate Product and dosage form failure and complaints.
			•	Celltech QA to initiate and manage all batch failure investigations.
			•	Report dosage form recalls to regulatory agencies

SCHEDULE 5 to the antibody fragments contract manufacturing
agreement Celltech/Biochemie dated August 12, 2002

PROCESS TRANSFER INFORMATION AND MATERIALS

	Information	Materials

General	Product Description

Process Flow Charts

Process Description of the latest Process version

Equipment list and specifications as necessary

Process Data from the latest Process version runs including yields

Copies of batch records of the latest Process version runs

Operating ranges of process parameters

Peak cut and pooling criteria

List of process buffers including specifications

Details on process steps (including column size, bed heights, reuse, etc.)

Storage data for intermediates and API

Cell banking	Information on GMO including full DNA sequence	Working cell bank vials

	Information	Materials
Raw materials	Lists of raw materials (including conjugates) and proposed specifications if applicable	PEG or other conjugates or other raw materials as necessary

Description of Conjugate (chemical structure, health and safety assessment, safety data sheet)

Specifications of Conjugate

Analytical	Validation reports for in process and release assays	Reference standards and relevant IPC samples

List of analytical tests (release and IPC)

Qualification Protocols

	Target specification for release and intermediates	Appropriate samples for qualification

Sampling plan

Specific reagents, antibody reagents

Batch release and IPC results from previous runs (including Phase II runs, if available)

Product specific tests for changeover requirements

Safety	Hazard assessment

SCHEDULE 6 to the antibody fragments contract manufacturing
agreement Celltech/Biochemie dated August 12, 2002

*